                                                                                                                     EXHIBIT 12.1

                                                 RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings available for fixed charges (income from continuing operations before income taxes plus fixed charges including capitalized interest) by fixed charges
(interest expense including capitalized interest).  Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

                                                                                                      Three Months Ended
                                                     Year Ended December 31,                              March 31,
                                   -----------------------------------------------------------      ----------------------
                                    1998          1999          2000        2001         2002         2002         2003
                                   ------        ------        ------      ------       ------       ------       ------
                                                                   (Dollars in thousands)
Income (loss) from continuing
   operations before income
taxes.......................       $40,922       $ 5,492     $(40,224)     $22,642      $64,396      $10,601      $23,644
                                    ------        ------      -------       ------       ------       ------       ------

Fixed Charges:

Interest expense (including
   capitalized interest)....         4,610        14,315       17,932       15,815        7,537        3,064        1,620
Interest relating to rental
   expense (1)..............         2,417         2,428        2,387        2,609        5,193          768        1,664
                                    ------        ------      -------       ------       ------       ------       ------
      Total fixed charges            7,027        16,743       20,319       18,424       12,730        3,832        3,284
                                    ------        ------      -------       ------       ------       ------       ------

Earnings available for fixed
   charges..................       $47,949       $22,235     $(19,905)     $41,066      $77,126      $14,433      $26,928
                                    ======        ======      =======       ======       ======       ======       ======

Ratio of earnings to fixed
  charges...................          6.82          1.33        -  (2)        2.23         6.06         3.77         8.20
-----------------------

(1)      The representative interest portion of rental expense was deemed to be one-third of all rental expense.
(2)      Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000, by $40.2 million; all other periods had sufficient income to cover charges.